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        Securities and Exchange Commission

        Division of Corporation Finance

        100 F Street, N.E.

        Washington, D.C. 20549

Attn:	Sergio Chinos Kate McHale Dale Welcome John Cash Division of Corporation Finance

Re:	Atotech Ltd Draft Registration Statement on Form F-1 Submitted September 25, 2019 CIK No. 0001762459

FOIA Confidential Treatment Requested Under 17 C.F.R. §200.83

Ladies and Gentlemen:

On behalf of our client, Atotech Limited (the “Company,” “we,” “our” and “us”), we submit this letter setting forth a summary of document updates, as well as the response of the Company to the oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form F-1 submitted to the Commission by the Company on July 29, 2019 (as amended, the “Registration Statement”). In Amendment No. 2 to the Registration Statement (“Amendment No. 2”), we have added in interim financial information with limited disclosure modifications to reflect developments in our market position and business environment and responded to the Staff’s oral comment to include the ownership percentages of certain entities identified in the organizational chart on page 16. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 2 through EDGAR. For the Staff’s reference, we are also sending to the Staff a copy of this letter and both a clean copy of the Amendment No. 2 and a version that is marked to show changes from the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

September 25, 2019

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

In connection with the above response to the Staff’s comment, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

Cc:	Geoff Wild, Chief Executive Officer, Atotech UK Topco Limited
Josh McMorrow, Vice President and Group General Counsel, Atotech UK Topco Limited
Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83